510 Burrard St, 3rd Floor
Date: March 14, 2012	Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: QUANTITATIVE ALPHA TRADING INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	09/04/2012
Record Date for Voting (if applicable) :	09/04/2012
Beneficial Ownership Determination Date :	09/04/2012
Meeting Date :	14/05/2012
Meeting Location (if available) :	TBA, Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74762L106	CA74762L1067

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for QUANTITATIVE ALPHA TRADING INC.